June 23, 2009

via EDGAR

Jim B. Rosenberg,
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: American Financial Group, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on February 27, 2009
Definitive Proxy Statement filed on March 27, 2009
File No. 001-13653

Dear Mr. Rosenberg:

AFG is responding to the Staff's comments in your letter dated June 9, 2009, regarding the above-referenced filings. Comments in the Staff's letter are reproduced below and are followed by AFG's responses and proposed language to be included in future filings.

Form 10-K for the year ended December 31, 2008 filed February 27, 2009

Item 1A Risk Factors, page 15
  We note your response to comment one. Please provide us with draft disclosure that you intend to provide in your next 10-K. The disclosure should quantify your unrealized losses, disclose the possibility that your ability or intent to hold the securities until they recover in value may change and if it does you would recognize the losses at that time.

Beginning with our 2009 Form 10-K, we intend to modify the first risk factor on page 15 by adding disclosure similar to the following at the end of the first paragraph. December 2008 data is used for illustrative purposes.

At December 31, 2008, AFG's pretax net unrealized loss on fixed maturity investments was $1.9 billion. Although AFG has the ability and intent to hold its investments with unrealized losses until they recover in value, its ability and intent may change for a variety of reasons as discussed in Item 7 - "Management's Discussion and Analysis - Investments." A change in AFG's ability or intent with regard to a security in an unrealized loss position would result in the recognition of a realized loss.

Jim B. Rosenberg
Securities and Exchange Commission
Page 2

Item 3. Legal Proceedings, page 21
  We note your response to our prior comment two; however, we reissue the comment. Please provide draft disclosure for your 2009 10-K which provides all information required by Item 103 of Regulation S-K with regard to those material asbestos, environmental and other substances and workplace hazards proceedings discussed in this section, including the following information: the name of the court or agency in which the proceedings are pending; the date instituted; the principal parties thereto; a description of the factual basis alleged to underlie the proceeding; and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities. Also, please provide risk factor disclosure specifically describing the risks and potential consequences of these proceedings.

  We propose disclosure similar to the following for our 2009 Form 10-K. Changes from 2008 are in italics and page references are to the 2008 Form 10-K.

  Page 20 title "AFG is a party to litigation which, if decided adversely, could impact its financial results."

  AFG and its subsidiaries are named as defendants in a number of lawsuits. See Item 1 - "Property and Casualty Insurance Operations - Asbestos and Environmental Discussion and Analysis - Uncertainties." Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain and could result in liabilities that may vary from amounts AFG has currently recorded and a material variance could have a material effect on AFG's business, operations, profitability or financial condition.

  Page 21- Third paragraph under "Legal Proceedings."

  AFG's insurance company subsidiaries and its 100%-owned subsidiary, American Premier Underwriters (including its subsidiaries, "American Premier"), are parties to litigation and receive claims alleging injuries and damages from asbestos, environmental and other substances and workplace hazards and have established loss accruals for such potential liabilities; other than the A.P. Green Company discussed below, none of such litigation or claims is individually material to AFG. The ultimate loss for these claims may vary from amounts currently recorded as the conditions surrounding resolution of these claims continue to change.

  Page 22 - First full paragraph on page, beginning with "As previously reported,. . ."

  As previously reported, Great American Insurance Company and certain other insurers were parties to declaratory judgment coverage litigation brought in 2001 in the United States District Court for the Southern District of Ohio (arising from claims alleging asbestos exposure resulted in bodily injury) under insurance policies issued during the 1970's and 1980's to Bigelow-Liptak Corporation and related companies, subsequently known as A.P. Green Industries, Inc. ("A.P. Green"). A.P. Green sought to recover

Jim B. Rosenberg
Securities and Exchange Commission
Page 3

  defense and indemnity expenses related to those claims from a number of insurers, including Great American.

  In February 2002, A.P. Green filed petitions for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Western District of Pennsylvania (In Re Global Industrial Technologies, Inc., et al, filed February 14, 2002) and subsequently (in 2002) commenced adversary proceedings in that Court against Great American Insurance Company and other companies to obtain an adjudication of the insured's rights under the above-referenced insurance policies.

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

  Investments, page 28
  Please refer to your response to our prior comment number five. As previously requested, please revise your disclosure to quantify and discuss the impact that reasonably likely changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008. The current disclosure appears to present a "hypothetical" scenario.

  We believe that a 100 basis point change in the interest rate yield curve is representative of a reasonably likely change in the key inputs used to value fixed maturity investments and that the disclosure below demonstrates the impact of such a change on the fair value of our fixed maturity investments. Beginning with our June 2009 10-Q, we intend to modify the disclosure initially provided in our March 10-Q to indicate that the analysis demonstrates a reasonably likely change in key inputs. Our disclosure would be similar to the following (March data used for illustrative purposes).

  In general, the fair value of AFG's fixed maturity investments is inversely correlated to changes in interest rates. The following table demonstrates the sensitivity of such fair values to reasonably likely changes in interest rates by illustrating the estimated effect on AFG's fixed maturity portfolio that an immediate increase of 100 basis points in the interest rate yield curve would have at March 31, 2009 (dollars in millions). Increases or decreases from the 100 basis points illustrated would be approximately proportional.

Fair value of fixed maturity portfolio	$14,619
Pretax impact on fair value of 100 bps
increase in interest rates	($ 799)
Pretax impact as % of total fixed maturity portfolio	(5.5%)

Jim B. Rosenberg
Securities and Exchange Commission
Page 4

  Please refer to your response to our prior comment number six. As previously requested, please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee, preferably in tabular format. It is not sufficient to state that the credit was enhanced for certain securities. Further, please elaborate on your process of determining the average rating.

  Please note that issuer credit is enhanced in less than 2% of our total fixed maturity securities. Beginning with our June 2009 Form 10-Q, we propose adding the following table to the disclosure of third party guarantees provided on page 30 of our March 2009 Form 10-Q. March data is used for illustrative purposes.

  The table below summarizes (in millions) AFG's investments where credit was enhanced by monoline insurers.

	Weighted Average Rating
	With		Fair	Unrealized
	Insurance	Underlying	Value	Gain/(Loss)
Insured Securities
With underlying ratings	AA-	A-	$110	($3)
Without underlying ratings	A-	Not Rated	84	(29)
Total	A+		$194	($32)

The weighted average credit rating was calculated by assigning numerical values to the ratings categories and weighting the result by securities' fair value.

  Notes to Consolidated Financial Statements, page F-6

  E. Investments, page F-15
  Please refer to your response to our prior comment number seven. Please revise your proposed disclosure to separately discuss your significant concentration in unrealized losses for twelve months or more that related to mortgage-backed securities and provide a more detailed analysis of why you believe there was no other-than temporary impairment. Specifically elaborate on why the factor you considered relating to the length of time and the extent to which fair value has been below cost did not lead you to believe that an other than temporary impairment existed. Similarly provide a breakdown for the significant components of "Other Corporate." Refer to Appendix A in FSP FAS 115-1/124-1. Lastly, consider quantifying the number of securities in each category presented in your table on page F-15 and the severity of the impairment, separately disclosing any individually significant unrealized losses. Refer to paragraph 17b of FSP FAS 115-1/124-1.

Beginning with our June 2009 Form 10-Q, we propose adding disclosure similar to the following in our Investment footnote after the first paragraph following the unrealized loss "length of time" table. Data as of December 31, 2008 is shown below to address the Staff's comments on unrealized losses at that date. Future filings will address unrealized losses as of the balance sheet date.

Jim B. Rosenberg
Securities and Exchange Commission
Page 5

At December 31, 2008, gross unrealized losses on AFG's MBS represented 54% of the total gross unrealized loss on fixed maturity securities. All of the MBS securities that were in an unrealized loss position ("impaired") for 12 months or more as of that date (166 securities) were rated investment grade. Of the MBS with losses for 12 months or more, $305 million of the unrealized loss relates to securities that were more than 20% impaired.. Of these, 96% had been more than 20% impaired for less than six consecutive months and 4% for more than six months but less than one year. Based on investment ratings, historical payment data and analysis of expected future cash flows of the underlying collateral, as well as the ability and intent to hold until recovery, management concluded that the unrealized losses on these securities were temporary.

Regarding the "all other corporate" securities that were impaired for 12 months or more at December 31, 2008 (253 securities), $124 million (33%) of the gross unrealized loss related to investments in debt securities of banks, credit and lending institutions, all of which were rated investment grade. Approximately $83 million of the unrealized loss (24 securities) relates to securities that were more than 20% impaired. Of these, 88% had been more than 20% impaired for less than six consecutive months and 8% for more than six months but less than one year.

An additional $42 million (11%) of the unrealized loss on "all other corporate" securities with unrealized losses for more than one year related to investments in insurance companies, 96% of which were rated investment grade. Approximately $34 million of the unrealized loss (8 securities) relates to securities that were more than 20% impaired. Of these, 92% had been more than 20% impaired for less than six consecutive months and 8% for more than six months but less than one year.

The remaining $212 million in unrealized losses for all other corporates that have been in a loss position for more than one year relates to 165 securities spread across a wide variety of industries and issuers. Given the ability and intent to hold until recovery, management concluded that the unrealized losses on all of AFG's "all other corporate" securities were temporary and due primarily to widened credit spreads and sector-related issues.

* * * * * * * *

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not prevent the Commission from taking any action with respect to the filing; and (iii) the Commission has taken the position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
Securities and Exchange Commission
Page 6

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513) 369-5750).

American Financial Group, Inc.

BY: /s/ Keith A. Jensen
Keith A. Jensen
Senior Vice President
cc:	Ms. Mary Mast
Ms. Tabatha Akins